EXHIBIT 4.8

PACIFIC DATAVISION

AMENDMENT

TO 2013 NOTE

May 30, 2014

This Amendment to 2013 Note, effective as of the date set forth above, is entered into by and between Pacific DataVision (the “Company”) and each of the holders (each a “Holder”) of the 2013 Notes (defined below).

RECITALS

WHEREAS, the Company issued various Redeemable Convertible Promissory Notes (the “2013 Notes”) pursuant to that certain Note and Warrant Purchase Agreement, dated on or around January 2013.

WHEREAS, Section 7 of the 2013 Notes provide that each of the 2013 Notes may be amended, waived or modified upon the written consent of the Company and the Holders of at least a majority of the aggregate principal amount of the 2013 Notes then outstanding (the “Consenting Holders”); provided, however, that the terms of any such amendment, waiver or modification shall apply equally to all outstanding Notes.

WHEREAS, the Company is in the process of completing a recapitalization and common stock offering pursuant to which the Company shall (i) convert all Series AA Preferred stock of the Company to shares of common stock of the Company, (ii) conduct a reverse-stock split of all outstanding shares of common stock of the Company on approximately a 20:1 to 45:1 basis, and (iii) offer shares of common stock of the Company in connection with the purchase of spectrum assets from Sprint Corporation.

WHEREAS, the Consenting Holders now desire to amend the 2013 Notes to provide for an automatic conversion of the 2013 Notes to shares of common stock of the Company upon the occurrence of certain events as set forth below.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the Consenting Holders and the Company agree to amend the 2013 Notes as provided herein.

AGREEMENT

1. Section 1.1 of each of the 2013 Notes is hereby amended and restated in its entirety as follows:

“1.1 Payment. The principal balance and any unpaid but accrued interest hereunder shall be due upon (a) in the event that certain private placement of shares of the common stock of the Company (the “Offering”), with sufficient proceeds to accomplish the purchase of spectrum assets from Sprint Corporation to the Company pursuant to that certain Asset Purchase

Agreement, dated May 13, 2014, by and between Sprint Corporation and the Company (the “Sprint APA”), has not been completed by June 30, 2014, payment of the principal balance and any unpaid but accrued interest hereunder is due on June 30, 2014, or (b) in the event that the Offering has been completed on or prior to June 30, 2014, the earlier of the date upon which the FCC shall to decline to provide the approvals required (the “Required FCC Approval”) for the transfer of spectrum assets from Sprint Corporation to the Company pursuant to the Sprint APA or termination of the Sprint APA pursuant to its terms (the earlier of such dates, the “FCC Termination Date”). In the event that the Required FCC Approval is obtained prior to the FCC Termination Date, then Section 2.3 shall apply in lieu of payment against this Note.”

2. Section 2.1 of each of the 2013 Notes is hereby amended and restated in its entirety as follows:

“2.1 [Reserved].”

3. Section 2.2 of each of the 2013 Notes is hereby amended by replacing the first sentence of such section with the following:

“Unless this Note is repaid pursuant to Section 1.1 above or automatically converted pursuant to Section 2.3 below, then upon the election of the Holder at any time subsequent to the later of (i) June 30, 2014 or (ii) in the event that the Offering is completed, the FCC Termination Date, but prior to the date which is five (5) days prior to a Liquidation Event, the entire then-outstanding principal amount of this Note and accrued and unpaid interest thereon (or in each case, any portion thereof) may be converted into shares of the Company’s Series AA Preferred Stock (the “Series AA Preferred”).”

4. A new Section 2.3 of each of the 2013 Notes is hereby added to read as follows:

“2.3. Automatic Conversion. Immediately upon the receipt of the Required FCC Approval, the entire then-outstanding principal amount of this Note and accrued and unpaid interest thereon, shall automatically and without any further action of the Company or the Holder be converted into a number of shares of common stock of the Company equal to: (a) 140% of the then-outstanding principal amount of this Note plus accrued and unpaid interest, divided by (b) the price at which shares of the Company’s common stock are offered under the Offering (the “Offering Price”).

5. Section 3.1 of each 2013 Note is hereby amended by replacing the last sentence of such section with the following:

“In the event that this Note is not repaid pursuant to Section 1.1 above or automatically converted pursuant to Section 2.3 above, the warrants shall be detachable and exercisable commencing upon the later of (i) July 1, 2014, or (ii) the FCC Termination Date, and shall expire on January 1, 2018.”

6. Except as amended hereby, each of the 2013 Notes remains in full force and effect.

7. This Amendment to 2013 Note may be executed in counterparts, including electronically, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Amendment to Redeemable Convertible Promissory Note to be duly executed and delivered by their proper and duly authorized officers as of the date first written above.

“COMPANY”

PACIFIC DATAVISION

By:	/s/ John C. Pescatore
Name: John C. Pescatore
Title: President and Chief Executive Officer

“HOLDER”

THE SIGNATURE PAGE TO PACIFIC DATAVISION CONSENT ACTION EXECUTED BY THE HOLDER IS HEREBY APPENDED HERETO AS EVIDENCE OF SUCH HOLDER’S EXECUTION AND ADOPTION OF THIS AMENDMENT TO 2013 NOTE.

NOTEHOLDERS:

Andrew Daskalakis

Arthur Cahoon

Brian D. McAuley, as Trusteee for Beth Kathryn McAuley

Brian D. McAuley, as Trusteee for Christian Brian McAuley

Brian D. McAuley, as Trusteee for Mary Elizabeth McAuley

Brian D. McAuley, as Trusteee for Tricia Florence McAuley

Brian D. McAuley

Eileen Gildea

Goolock Associates

James Dahl

John C. Pescatore

John C. Sites, Jr.

Joseph Oakes

Michelle Pescatore

Morgan O’Brien

Northwood Capital Partners, LLC

Northwood Ventures, LLC

SK Partners

Southfield Communications

Richard Rohmann

Steve Schreiber

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